Exhibit 99

The Restricted Stock Units (the “RSUs”) shall be subject to both time vesting and performance vesting. Subject to the Reporting Person’s continued compliance with any restrictive covenants by which the Reporting Person may be bound and continuous service as an employee of the Issuer or a Subsidiary from June 17, 2024, through the applicable vesting date, the RSUs will, with respect to a Performance Vesting Condition (as defined below), vest on the last day of the month in which such Performance Vesting Condition is met, as follows: (A) fifty percent (50%) will vest upon the Issuer’s achievement of an aggregate market value of voting and non-voting common equity held by non-affiliates of the Issuer of $75 million or more, such that the Issuer is no longer subject to the “Baby Shelf Rules” of Form S-3 (the “Baby Shelf Performance Vesting Condition”), and (B) fifty percent (50%) will vest upon the Issuer’s achievement of a market capitalization of $200 million, which shall be determined based on the 30-day volume weighted average price of the Issuer’s common stock measured as of the end of each full calendar month following the Grant Date (the “Market Cap Performance Vesting Condition” and together with the Baby Shelf Performance Vesting Condition, “the Performance Vesting Conditions”); provided, that (X) for the avoidance of doubt, no RSUs will vest solely based on the passage of time, (Y) no RSUs will vest prior to the date that is one year after the Grant Date, and (Z) any RSUs that are not performance vested on December 31, 2026 shall automatically be forfeited.